August 11, 2025

Mattia Tomba
Co-Chief Executive Officer
Alchemy Investments Acquisition Corp 1
850 Library Avenue, Suite 204-F
Newark, DE 19711

       Re: Alchemy Investments Acquisition Corp 1
           Preliminary Proxy Statement on Schedule 14A
           Filed August 4, 2025
Dear Mattia Tomba:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Julia Aryeh